1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2003

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated September 25, 2003	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: September 26, 2003

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR Corporation Limited

(Incorporated in Hong Kong with limited liability)

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board of MTR Corporation Limited (the “Corporation”) is pleased to announce today the appointment of Mr Chung Kong Chow as Chief Executive Officer for a term of three years, with effect from 1 December 2003. Mr. Chow will become a Member of the Board on the same date.

Mr Chow will be responsible for overseeing all of the Corporation’s operations as well as leading the Corporation towards continued development.

Mr Chow is moving to the Corporation from his position as Chief Executive Officer of Brambles Industries PLC which is a global support services company with dual listings in the United Kingdom and Australia. From 1997 to 2001, he was Chief Executive of GKN PLC, a leading engineering company based in the United Kingdom. Before that, Mr Chow spent 20 years with the BOC Group PLC (formerly known as British Oxygen), where he held various positions in Hong Kong, Japan, the United States and the United Kingdom. He was Chief Executive of BOC’s Gases Division from 1993 to 1996. He is also a non-executive director of Standard Chartered PLC.

Aged 53, Mr Chow was born in Hong Kong and completed his secondary school education in the territory. He is a chartered engineer with a Bachelor of Science degree in chemical engineering from the University of Wisconsin and a Master of Science degree in the same field from the University of California. He holds an MBA degree from the Chinese University of Hong Kong and was a graduate of the Advanced Management programme of Harvard Business School.

He was knighted in the United Kingdom in 2000 for contribution to industry.

By Order of the Board Leonard Bryan Turk Company Secretary MTR Corporation Limited

Hong Kong, 25 September, 2003

(This announcement is made in accordance with paragraph 2 of the Listing Agreement.)

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